Exhibit 21.1

SUBSIDIARIES OF DT MIDSTREAM, INC.
DT Midstream’s principal subsidiaries as of December 31, 2022 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary		State of Incorporation
1	Bluestone Gas Corporation of New York, Inc.	New York
2	Bluestone Pipeline Company of Pennsylvania, LLC	Pennsylvania
3	DTM Appalachia Gathering, LLC	Delaware
4	DTM LEAP Gas Gathering, LLC	Delaware
5	DTM Louisiana Gathering, LLC	Delaware
6	DTM Millennium Company	Michigan
7	DTM Nexus, LLC	Delaware
8	DTM Vector Company	Michigan
9	Stonewall Gas Gathering, LLC	Delaware
10	Stonewall Gas Holdings, LLC	Delaware
11	Susquehanna Gathering Company I, LLC	Pennsylvania